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                                                                    EXHIBIT G


FOR IMMEDIATE RELEASE         GENZYME CONTACT:        NEOZYME II CONTACT:
September 6, 1996             Caren Arnstein          Dennis J. Purcell
                              617-252-7570            Hambrecht & Quist LLC
                                                      212-207-1552


           GENZYME ANNOUNCES PROPOSED CASH ACQUISITION OF NEOZYME II


CAMBRIDGE, Mass. -- Genzyme Corp. announced today that it has reached an agreement in principle with a committee comprising the independent directors of Neozyme II Corp. (Nasdaq: NIIUF) to acquire Neozyme II for $45 per unit in cash.

        Each Neozyme II unit consists of one share of Neozyme II callable common stock and one callable warrant to purchase two shares of Genzyme General Division common stock (Nasdaq: GENZ) and 0.135 share of Genzyme Tissue Repair Division common stock (Nasdaq: GENZL). There are 2,415,000 Neozyme II units outstanding.

        The proposed transaction is subject to the negotiation and execution of a definitive agreement. If a definitive agreement is reached, the parties anticipate that the transaction will close later this year.

        In evaluating this proposal, the Neozyme II committee, which consists of the directors of Neozyme II who are not officers or directors of Genzyme, retained independent advisors, including Hambrecht & Quist LLC of New York as financial advisor and Hale and Dorr of Boston as legal advisors.

        Neozyme II was formed in 1992 to conduct research, development, and clinical testing of products for the treatment of cystic fibrosis under contract with Genzyme.

        One of the world's top five biotechnology companies, Genzyme focuses on developing innovative products and services for major unmet medical needs. The company's General Division develops and markets pharmaceuticals, genetic diagnostic services, and therapeutic, diagnostic, and surgical products. Its Tissue Repair Division is a leading developer of biological products for the treatment of cartilage damage, severe burns, and chronic skin ulcers.

                                      # # #

Genzyme's releases are on the World Wide Web at http://www.prnewswire.com and PR Newswire's fax-on-demand service at 1-800-758-5804, ext. 104284.






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